January 18, 2008

Mark A. Wojciechowski                                                                                    VIA EDGAR AND VIA FAX AT
Staff Accountant                                                                                                (202) 772-9369
United States Securities and Exchange Commission
Division of Corporation Finance
Telephone: (202) 551-3759
Fax: (202) 772-9369

Re:          New Century Energy Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 12, 2007
File No. 0-28813

Dear Mr. Wojciechowski,

New Century Energy Corp. has been delayed in responding to your comment letter dated December 21, 2007, due to our need to update our reserve disclosure in connection with your comments.  As such, we respectively request that we be given an extension to respond to your comment letter until January 25, 2008, to allow us sufficient time to address the comments in your comment letter.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

New Century Energy Corp.

/s/ Edward R. DeStefano
Edward R. DeStefano
President